Exhibit 100.1

Nimble Group Selects NICE’s Next Generation AI-Powered Nexidia
Analytics Solution to Improve Customer Service

The South African company will leverage powerful insights from the market’s leading analytics solution to improve agent performance and regulatory adherence

Hoboken, N.J., September 27, 2017 – NICE (Nasdaq:NICE) today announced that Nimble Group, an asset management and collections leader, is implementing Nexidia Analytics across all of its customer interactions in order to improve its customer service.

With 100 percent of calls rapidly captured and analyzed, Nimble Group will be able to ensure that its contact center agents adhere to required scripts and regulatory requirements. In addition, Nexidia Analytics provides unified metrics that allow company supervisors to identify and implement best practices, as well as coaching opportunities, among their agents.

Nimble Group provides services in the non-performing loan market through offices in South Africa, Botswana, Namibia, Ghana and Kenya. The company’s 1,400 agents handle over 300,000 inbound and outbound calls per day, all of which are now analyzed by Nexidia Analytics. The solution uses deep learning neural networks to perform sophisticated searches across Nimble’s contact center interactions in order to drive actionable business insights that the company can use to improve customer service.

Nimble selected the next generation analytics solution due to its speed and comprehensiveness, as well as the specific financial services expertise of NICE’s Managed Analytics Services (MAS). With the support of the MAS team, the Nimble Group has uncovered deep, impactful insights and achieved a rapid time to value.

Rowan Gordon, Nimble Group CEO, said: “NICE understood exactly what our requirements were, from both a commercial and business perspective, and they were able to perfectly calibrate Nexidia Analytics to meet our needs – including fine-tuning the voice analytics tools for South African accents. We can now completely concur with the many positive endorsements we heard from Nexidia customers, highlighting the great value they saw from this solution.”

John O’Hara, president, NICE EMEA, said: “We are proud to partner with Nimble Group in order to help them unlock the power of ‘analytics with no limits.’ Our Nexidia Analytics solution, based on AI-powered speech recognition technology, offers unparalleled accuracy and scalability, allowing the company to analyze huge volumes of customer insights and quickly understand what actions need to be taken to improve its operations and remain compliant. By selecting the market’s most advanced analytics solution, Nimble Group has demonstrated its commitment to reinventing customer service and achieving business success across the enterprise.”

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Ilana Hart, +972 9 775 3818, ilana.hart@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

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Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. O’Hara, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.